February 10, 2006

Ms. Nili Shah
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Matthews International Corporation
Form 10-K for the Fiscal Year Ended September 30, 2005
Filed December 14, 2005
File Number 0-9115

Dear Ms. Shah:

Thank you for your review of the above referenced document. Pursuant to your request, Matthews International Corporation (“Matthews” or the “Company”) provides the following responses to the comments provided in your letter dated January 30, 2006. To the extent applicable, we have reflected any adjustments beginning with the Form 10-Q for the quarter ended December 31, 2005, which was filed on February 7, 2006.

Securities and Exchange Commission (“SEC”) Comment No. 1:
General

Given the materiality of the Milso acquisition (p. 26), please provide us with the significance test calculations outlined in Article 3-05(b)(2) of Regulation S-X.

Response:
The definition of “significant subsidiary” included in Rule 1-02(w) of Regulation S-X provides three tests: 1) the investment in the acquired entity exceeds 20 percent of the total assets of the registrant and its other subsidiaries at the end of the most recently completed fiscal year; 2) total assets of the acquired entity exceeds 20 percent of the total assets of the registrant and its other subsidiaries at the end of the most recently completed fiscal year; and 3) income before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired entity exceeds 20 percent of such income of the registrant and its other subsidiaries for the most recently completed fiscal year.

Total consolidated assets of Matthews International Corporation and its subsidiaries (the “Company”) as of September 30, 2004, its most recent fiscal year end prior to the acquisition of Milso Industries (“Milso”), were $530,542,000. Accordingly, the 20 percent threshold for purposes of the investment test was $106,108,000. The purchase price for Milso consisted of initial consideration of $95,000,000, with potential additional asset purchase consideration of $7,500,000 contingent on the fiscal 2006 performance of the acquired operation, for a total potential purchase consideration of $102,000,000. Accordingly, the first test was not met.

Consolidated assets of Milso as of December 31, 2004, its most recent fiscal year end prior to the acquisition, were $36,934,000. As noted above, 20 percent of the Company’s total consolidated assets were $106,108,000. Accordingly, the second test was not met.

The Company’s consolidated income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended September 30, 2004, its most recent fiscal year end prior to the acquisition of Milso, was $91,833,000. Accordingly, the 20 percent threshold for purposes of the income test was $18,367,000. Milso’s income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended December 31, 2004, its most recent fiscal year end prior to the acquisition, was $13,362,000. Accordingly, the third test was not met.

In addition, the aggregate impact of the individually insignificant businesses acquired during fiscal 2005 does not exceed the 50 percent threshold requirement of Article 3-05(b)(2)(i) of Regulation S-X.

SEC Comment No. 2:
Management’s Discussion and Analysis - Results of Operations

In future filings, please revise MD&A to clarify the reasons for certain material variances in segment operating results. Please elaborate on the 2005 decline in cremation revenues given that the cremation business is the fastest growing segment of the death care industry (page 6). Please identify the specific adverse business and competitive factors which caused the significant decline in 2005 of Graphics Imaging profit margin. Please explain why Cloverleaf’s operating profit margin declined from 7% in 2004 to 4% in 2005.

Response:

Although the cremation market is considered to be the fastest growing segment of the death care industry, sales of cremation equipment (“cremators”) and cremation caskets may not necessarily coincide with this trend. A cremator sold to a funeral home, cemetery or crematory might accommodate an increase in the number of cremations, without the need for replacement or an additional unit. In addition, sales of cremators in any period can be affected by customers’ ability to obtain required permits and other regulatory approvals prior to consummating a sales transaction. With respect to the sale of cremation caskets, the types of cremation caskets sold by the Company are not used in all cremations. For example, many individuals choose inexpensive corrugated containers, and some have no cremation casket or container. As such, an increase in the cremation rate does not necessarily result in an increase in the market for the types of cremation caskets sold by the Company.

As was indicated in MD&A, operating profit for the Company’s Graphics Imaging businesses were affected by margin contraction (pricing pressure) in both domestic and foreign markets, which were principally a result of the competitive environment within these markets. Additionally, in order to expand its domestic business in the primary packaging markets, the Company made investments (incurred expenses) in order to develop new domestic graphics customers during fiscal 2005. Both of these factors contributed to the decline in profit margins during fiscal 2005.

Cloverleaf’s operating profit margin for fiscal 2004 reflected operations from its acquisition in July 2004 through September 30, 2004, while the fiscal 2005 results reflected a full year of activity. As a result, comparability of margins and identification of trends was not reasonably possible as the operating results for a period of less than one quarter in fiscal 2004 were not necessarily indicative of expected results for a full year.

We agree with the position of the SEC staff, and the Company will continue to review disclosures surrounding underlying trends and events that have caused fluctuations in certain financial statement line items and segment results. To the extent specific trends are identifiable and quantifiable, the Company will incorporate disclosures relative to the effects of such items in future filings.

SEC Comment No. 3:
Management’s Discussion and Analysis - Results of Operations

We note the disclosure on page 12 regarding the Yorktowne merger. It appears that the outcome of this uncertainty could possibly have a material impact on future operating results. MD&A disclosure is required in future filings unless management has determined that a material impact is not reasonably likely to occur. See Item 303(a)(3)(ii) of Regulation S-K and Section 501.02 of the Financial Reporting Codification.

Response:

Based on the current status of the potential Yorktowne merger, the Company does not currently believe that the effects of a potential unfavorable outcome of the above noted uncertainty will have a material impact on the Company’s consolidated results of operations or financial position. The Company will continue to assess the potential impact of the Yorktowne merger and any related developments, if any, as they occur, to ensure appropriate disclosures are made in future filings, as appropriate.

SEC Comment No. 4:
Contractual Obligations

In future filings, please clarify your contractual cash obligations disclosure on page 29 to inform readers whether the table includes the interest payments required on the outstanding debt obligations. See Item 303(a)(5) of Regulation S-K.

Response:

In future filings the Company will clarify in a footnote that the amounts included in the contractual obligations disclosure include contractual principal payment requirements on outstanding loans, that interest expense on a significant portion of the outstanding loans is at variable rates, and provide an indicator of those variable rates as of the latest balance sheet date.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in it filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact the Company’s Chief Financial Officer, Steven F. Nicola, at 412-442-8262.

Sincerely,

Steven F. Nicola
Chief Financial Officer

cc: Robert W. McCutcheon
Partner
PricewaterhouseCoopers LLP